Exhibit 19.1

Chenghe Acquisition III Co.

Statement of Policy Concerning Trading in Company Securities

Table of Contents

		Page No.
I.	SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES	1

II.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES	1

A.	General Rule	1

B.	Who Does the Policy Apply To?	2

C.	Other Companies’ Securities	2

D.	Hedging and Derivatives	2

E.	Pledging of Securities, Margin Accounts	3

F.	General Guidelines	3

G.	Applicability of U.S. Securities Laws to International Transactions	4

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I.	SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES

It is Chenghe Acquisition III Co.’s and its subsidiaries’ (collectively, the “Company”) policy that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee and each director is expected to abide by this policy. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

II.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A.	General Rule.

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.

All employees and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee or a director of a company knows material non-public financial information, that employee or director is prohibited from buying or selling shares in the company until the information has been disclosed to the public. This is because the employee or director knows information that will probably cause the share price to change, and it would be unfair for the employee or director to have an advantage (knowledge that the share price will change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis. Furthermore, it is illegal for any person in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping”). In that case, they may both be held liable.

The U.S. Securities and Exchange Commission (the “SEC”), the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times profit (or loss avoided) by the insider trader.

Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company.

B.	Who Does the Policy Apply To?

The prohibition against trading on inside information applies to directors, officers and all other employees, and to other people who gain access to that information. The prohibition applies to both domestic and international employees of the Company and its subsidiaries. Because of their access to confidential information on a regular basis, Company policy subjects its directors and certain employees (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section II.F below. In addition, directors and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

C.	Other Companies’ Securities.

Employees and directors who learn material information about suppliers, customers, or competitors through their work at the Company should keep it confidential and not buy or sell securities in such companies until the information becomes public. Employees and directors should not give tips about such securities.

D.	Hedging and Derivatives.

Employees and directors are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the share price will move rapidly. For that reason, when a person trades in options in his or her employer’s securities, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee or director to prove that he or she did not know about the announcement or event.

If the SEC or the stock exchanges were to notice active options trading by one or more employees or directors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees and directors from trading in options or other derivative securities involving the Company’s securities. This policy does not pertain to employee share options granted by the Company. Employee share options cannot be traded.

E.	Pledging of Securities, Margin Accounts.

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits employees and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

F.	General Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1. Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it.

2. Trading in Company Securities. No employee or director should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of shares and convertible securities. The exercise of employee share options is not subject to this policy. However, shares that were acquired upon exercise of a share option will be treated like any other shares and may not be sold by an employee who is in possession of material inside information. Any employee or director who possesses material inside information should wait until the start of the third business day after the information has been publicly released before trading.

3. Avoid Speculation. Investing in the Company’s ordinary shares provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee or director in conflict with the best interests of the Company and its shareholders. Although this policy does not mean that employees or directors may never sell shares, the Company encourages employees and directors to avoid frequent trading in Company securities. Speculating in Company securities is not part of the Company culture.

4. Trading in Other Securities. No employee or director may place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee or director learns in the course of his or her employment confidential information about the other corporation. For example, it would be a violation of the securities laws if an employee or director learned through Company sources that the Company intended to purchase assets from a company, and then placed an order to buy or sell securities in that other company.

5. Restrictions on the Window Group. The Window Group consists of (i) directors and executive officers of the Company and their assistants and individuals with whom they share a household, (ii) a subset of employees in the financial reporting or business development group and (iii) such other persons as may be designated from time to time and informed of such status by an executive officer of the Company (a “Designated Officer”). The Window Group is subject to the following restrictions on trading in Company securities:

●	trading is permitted from the start of the third trading day following an earnings release with respect to the preceding fiscal period until the first calendar day of the last month of the then current fiscal quarter (the “Window”), subject to the restrictions below;

●	all trades are subject to prior review and approval;

●	pre-clearance for all trades must be obtained from a Designated Officer;

●	no trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior review by the Chief Executive Officer and a Designated Officer; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior review by the other; and

●	individuals in the Window Group are also subject to the general restrictions on all employees.

Note that at times the Chief Executive Officer or a Designated Officer may determine that no trades may occur even during the Window when clearance is requested. No reasons may be provided, and the closing of the Window itself may constitute material inside information that should not be communicated.

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”). However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of a Designated Officer, which will only be given during a Window period.

G.	Applicability of U.S. Securities Laws to International Transactions.

All employees of the Company and its subsidiaries are subject to the restrictions on trading in Company securities and the securities of other companies. The U.S. securities laws may be applicable to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the U.S. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

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